UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 001-00812
RTX SAVINGS PLAN
(Full title of the plan)
RTX CORPORATION
(Name of issuer of the securities held pursuant to the plan)
1000 WILSON BOULEVARD, ARLINGTON, VIRGINIA 22209
(Address of issuer's principal executive offices)

RTX SAVINGS PLAN
Index to Financial Statements
Year Ended December 31, 2025

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of RTX Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of RTX Savings Plan (the “Plan”) as of December 31, 2025 and 2024 and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 18, 2026

We have served as the Plan’s auditor since at least 1993. We have not been able to determine the specific year we began serving as auditor of the Plan.

RTX SAVINGS PLAN
Statements of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31, 2025	December 31, 2024
Assets:
Investment in Master Trust, at fair value	$55,713,537	$48,165,227
Investment in Master Trust, at contract value	11,946,126	10,090,388
Notes receivable from participants	407,743	391,810
Net assets available for benefits	$68,067,406	$58,647,425
The accompanying notes are an integral part of these financial statements.

RTX SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended
December 31, 2025
Additions to net assets attributed to:
Investment gain:
Plan interest in net increase in net assets of Master Trust	$11,819,847
Contributions:
Participants'	$1,791,900
Employer's	1,274,215
Interest income on notes receivable from participants	30,704
Total additions	14,916,666
Deductions from net assets attributed to:
Distributions to participants or beneficiaries	5,486,411
Administrative expenses	10,274
Total deductions	5,496,685
Increase in net assets available for benefits	9,419,981
Net assets available for benefits December 31, 2024	58,647,425
Net assets available for benefits December 31, 2025	$68,067,406
The accompanying notes are an integral part of these financial statements.

RTX SAVINGS PLAN
Notes to Financial Statements
NOTE 1 - DESCRIPTION OF THE PLAN
General. The RTX Savings Plan (the Plan) is a defined contribution savings plan sponsored by RTX Corporation (RTX, the Company, Employer, or the Plan Sponsor). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible participants of the Company are generally eligible to participate in the Plan immediately upon employment with RTX. The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions, which can vary by participant location.
Trustee and Recordkeeper. State Street Bank and Trust (Trustee) is the Plan Trustee and custodian. Alight Solutions LLC is the Plan recordkeeper and performs participant account recordkeeping services.
On November 3, 2025, the Plan Sponsor approved a transition of recordkeeping services from Alight Solutions LLC to Fidelity Workplace Services. The transition is currently expected to occur during 2027.
Contributions and Vesting. The percentage of eligible compensation that participants may elect to contribute, through payroll deductions, varies depending on the provisions of the Plan specific to a participant's location, but is generally any whole percentage up to 50%. Participants direct the investment of their contributions into various investment options offered by the Plan through the RTX Savings Plan Master Trust (Master Trust). Participants may generally elect to make their contributions on a pre-tax, traditional after-tax, and/or Roth 401(k) basis.
Through the Master Trust, the Plan offers a stable value fund, a Government/Credit Bond Index Fund, four equity index funds (US large capitalization, US small company, international developed markets, international emerging markets), one multi-asset class fund (inflation sensitive assets), two employer stock funds (RTX Stock Fund and RTX ESOP Fund, which was available only for Company matching contributions until shares were depleted in the leveraged Employee Stock Ownership Plan (ESOP)), a suite of thirteen target-date retirement funds, and a brokerage window that offers participants the ability to invest in mutual funds and exchange traded products. The Plan also offers the Lifetime Income Strategy (LIS) investment option. The LIS includes an insurance component and is intended to provide participants with a guaranteed stream of retirement income. The LIS is the Plan's qualified default investment option. The multi-market risk parity fund, which was a second multi-asset class fund, was removed as an investment option during 2025. In addition, the Master Trust includes a money market fund that is primarily used for transitioning or merging plans, and is not an investment option.
Participant contributions, plus actual earnings (losses) thereon, are fully vested at all times under the Plan. Certain new participants in the Plan are automatically enrolled at a pre-tax deferral rate of 6% of eligible compensation, per the provisions of the Plan. Generally, the contribution rate automatically increases by 1% each year thereafter until it reaches 10%. For certain employees, automatic enrollment and automatic contribution rate increases vary based on the provisions of the Plan document. Participants may opt out of automatic enrollment at any time. Participants may also opt in or out of automatic contribution rate increases at any time.
Generally, RTX matches 100% of the first 3%, and 33.3% thereafter, up to 6%, of eligible compensation that a participant contributes each pay period. Company matching contributions are funded by Company stock and/or made in cash. For employees whose matching contributions are funded by Company stock, opportunities exist to diversify the stock holdings into the Plan's other investment options to reduce unintended concentration of participants' balances in Company stock. The Company utilizes a non-leveraged ESOP to make Company matching contributions. Company matching contributions funded by stock from the non-leveraged ESOP are invested in the RTX Stock Fund and, at the participant's election, can be diversified once per calendar quarter in accordance with the participant's investment elections (regardless of vesting status). See Note 7 for additional information about the non-leveraged ESOP. Company matching contributions, plus actual earnings and dividends thereon, generally become fully vested after two years of continuous service. Participants should refer to the Plan documents for a complete description of the Plan's matching provisions, which can vary by participant location.
The Plan also provides a Company retirement contribution, an automatic non-elective Company contribution, contributed in cash to certain eligible employees. Contributions as a percentage of the participant's eligible compensation, as defined in the Plan, will equal 3% to 7% based upon employee age as of December 31 of the current Plan year. Such contributions will be made regardless of an employee's election to participate in the Plan. Company retirement contributions are generally subject to the same terms and conditions applicable to Company matching contributions, provided, however, that the Company retirement contributions shall not be available for loans. Participants should refer to the Plan documents for a complete description of the Plan's Company retirement contribution provisions, which can vary by participant location.

Participants may also participate in the Student Loan Repayment Contribution (SLRC) program in the Plan. An SLRC participant who makes qualified student loan repayments may receive a SLRC employer contribution in an amount equal to the Company match the participant would otherwise be eligible to receive, reduced for any other Company matching contributions made during the year. Such SLRC employer contributions would be made in the following year.
Participant Accounts. Each participant account is credited with (a) the participant contributions, (b) Company contributions, and (c) Plan earnings and losses, or an allocation of Plan earnings (losses), reduced by expense charges/allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' non-vested Company contribution amounts are used to reduce future RTX contributions and to pay Plan expenses. For the year ended December 31, 2025, amounts forfeited from non-vested accounts for the Plan totaled approximately $16.7 million, and approximately $28.7 million of forfeitures were used to fund RTX's contributions. As of December 31, 2025, the forfeited balance of non-vested accounts was fully utilized to reduce RTX contributions and to pay Plan expenses, resulting in an ending forfeiture balance of zero. As of December 31, 2024, the balance of forfeited non-vested accounts for the Plan was $9.5 million.
Voting Rights. RTX common stock held in the RTX Stock Fund and/or RTX ESOP Fund are voted by the Trustee at RTX shareowner meetings in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of Company stock in the RTX Stock Fund or in participants' ESOP accounts, for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated, are voted in accordance with those instructions. All Company stock in the RTX Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the RTX Stock Fund. All Company stock in the RTX ESOP Fund that has been allocated to participants' ESOP accounts, but for which the Trustee does not receive timely voting instructions, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants' ESOP accounts.
Notes Receivable from Participants. Under the terms of the Plan, certain participants are allowed to borrow up to the lesser of 50% of their vested account balance (excluding company retirement contributions) or $50,000, less the participant's highest outstanding loan balance over the previous 12 months. Minimum loan amounts start at $1,000, and participants must generally repay their loan within one to five years, except if the loan is used to acquire the participant's primary residence. Participants may have two loans outstanding at a time. Loans are secured by the balance in the participant's account, and bear interest at the prime rate published in the Wall Street Journal plus 1%. Interest rates generally remain fixed for the term of the loan. At both December 31, 2025 and 2024, the interest rates on the outstanding loans ranged from approximately 3.25% to 10.5%. Principal and interest are paid ratably through payroll deductions by active participants or through direct payment by inactive participants. The Plan's balance of Notes receivable from participants as of December 31, 2025 and 2024 includes remaining participant balances from certain other plans previously transferred into the Plan.
Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement, who is invested in funds other than the LIS, may elect to receive benefits in installments over two to twenty years. At the participant's election, if applicable, the portion of a lump sum distribution attributable to an investment in the RTX Stock Fund and RTX ESOP Fund may be paid in shares of RTX common stock instead of cash. Distributions in RTX common stock for the year ended December 31, 2025 for the Plan were approximately $197 million at fair value as of the respective transaction date. Participants are also eligible for hardship withdrawals in accordance with the Plan document.
All separated and active participants age 59 1/2 or older are permitted to select a specific fund or funds from which to receive benefits.
Retiring participants invested in the LIS can receive a lifetime guaranteed annual income benefit, which is calculated based on participants’ accumulated balances at retirement in the Secure Income Portfolio, the insured component of the LIS. The annual income benefit is secured with insurance contracts and is guaranteed for life, even if the participant's balance in the LIS becomes exhausted during retirement. Payment can be taken monthly or as-needed, however, participants cannot carry forward unused portions of a given year's annual income benefit, and amounts withdrawn in excess of a given year's annual income benefit will reduce the future income benefit amount.
NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES
Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan's assets are kept in the Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of RTX can be combined. Participating plans purchase units of participation in the underlying investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and expenses, and the current value of investments, by the total number of outstanding units in such funds. Income or losses from the funds' investments, other than the RTX Stock Fund and RTX ESOP Fund for certain participants, increase or decrease the participating plans' unit values. RTX Stock Fund and RTX ESOP Fund dividends for certain participants increase the Plan's units in each fund. Distributions to participants reduce the number of participation units held by the participating plans. See Note 4 for additional information.
Synthetic Guaranteed Investment Contracts. The Master Trust invests in a stable value fund that invests in synthetic guaranteed investment contracts (GICs) with financial institutions. These investments are included in the contract value of the assets of the Master Trust upon execution of the GIC contract. Synthetic GICs provide for a variable crediting rate which resets quarterly. The assets are wrapped by an insurance company. The Plan participates in the underlying experience of the separate account via future periodic rate resets, which once set, are guaranteed by the insurance company. The wrap contracts provide assurances that future adjustments to the crediting rate cannot result in a crediting rate of less than zero. As fully benefit-responsive investment contracts, the stable value fund investments are stated at contract value (the amount available to pay benefits). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and includes contributions plus earnings, less Plan withdrawals and expenses. There are no reserves against contract value for credit risk. See Notes 3 and 5 for additional information.
Investment Valuation and Income Recognition. The fair value of a financial instrument is generally determined as the amount that could reasonably be expected to be realized from an orderly disposition of securities and other financial instruments over a reasonable period of time. By its nature, a fair value price is a good faith estimate of the valuation in a current sale and may not reflect the actual market price. It is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Short-term investments represent cash and investments held by the Master Trust in commingled institutional funds and are valued at the reported net asset values (NAV) per unit as of the valuation date. The commingled institutional funds classified as short-term investments, known as short term investment funds, transact daily without restriction in a manner similar to money market funds with an objective of maintaining a constant $1.00 NAV through investment in high-quality securities with short durations. Although not traded on an active market, the NAVs of the short term investment funds are observable. Cash is recorded at the amounts deposited in the account, plus accrued interest.
Commingled funds represent investments held in institutional funds and are valued at the NAV as a practical expedient as of the valuation date. The commingled funds are made up of a variety of index funds. The underlying holdings of the commingled funds are primarily marketable equity and fixed income securities. As of December 31, 2025 and 2024, there were no restrictions in place related to either participant or plan sponsor-directed redemption of these commingled funds. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser of the commingled fund reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.
The Plan offers the LIS as an investment option, which includes an insurance component for participants who want to receive a guaranteed stream of retirement income. The LIS consists of six sub-funds: US Equity (large and small capitalization), International Equity (developed and emerging markets and global REITs), Real Assets (commodities and natural resources), Core Bond (US government/credit and US TIPS), Cash (1-3 year US Treasury securities), and Secure Income Portfolio. Alliance Bernstein allocates each participant’s holding in the LIS among these six sub-funds using pre-determined glide paths based on the participant’s years until target retirement age and selected level of secure retirement income. The first five sub-funds are comprised of underlying investments of the Master Trust commingled funds and managed separate accounts. The Secure Income Portfolio represents a collective trust fund with an investment objective of long-term growth of capital and includes an insurance component that provides the guaranteed lifetime retirement income. As of December 31, 2025 and 2024, there were no restrictions in place related to either participant or plan sponsor-directed redemption of these funds unless certain criteria are met. If the Plan were to initiate a trade of significant size, either into or out of the commingled funds, the investment adviser reserves the right to request a reasonable period of notice to ensure that trading of securities will be implemented in an orderly business manner.

The Master Trust invests in managed separate accounts established for the sole benefit of RTX participants. The investment valuation policy of these managed separate accounts is to value investments at fair value. Investments and other portfolio instruments are generally valued using a market approach. Common stock, preferred stock, and interest in real estate investment trusts are stated at fair value, determined using the closing sales prices for the investments as of the valuation date. Fixed income investments are valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate, and maturity date, and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.
Shares held in mutual funds and exchange traded funds through the self-directed brokerage window are valued at the published NAV as of the last business day of each period presented. Certain limitations are placed on balances and direct transfers into the self-directed brokerage window. Participants may not take a distribution or a loan directly from the self-directed brokerage window, however, if available, they may be initiated through the other investment options.
The RTX Stock Fund is a unitized fund that invests primarily in shares of RTX common stock in addition to holding a small amount (generally less than 1.5% of the fund’s value) in highly liquid short-term investments, which provide readily available cash to fund participants’ distributions, loans, and investment exchanges. The value of the units credited to participants' RTX Stock Fund accounts reflects the fair value of the shares of RTX common stock as determined using the closing sales price on the valuation date plus the value of the cash position. Therefore, the unit value closely, but, because of the small cash position, not exactly, tracks the value of RTX common stock. At December 31, 2025 and 2024, the RTX Stock Fund was stated at fair value determined using the closing sales price of RTX common stock as of the valuation date plus the value of the cash position as of that date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Net appreciation on the fair value of investments includes gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions, which become taxable to the participant, based upon the terms of the Plan.
Plan Expenses. Certain Plan administrative expenses were paid directly by the Company in 2025. Other administrative expenses were paid from Plan assets or certain forfeited balances of participants' non-vested accounts. Master Trust specific expenses are charged at the Master Trust level and presented in the Plan interest in net increase in net assets of Master Trust on the Statement of Changes in Net Assets Available for Benefits. Administrative expenses specific to the Plan are charged at the Plan level and presented in Administrative expenses or the Plan interest in net increase in net assets of Master Trust on the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits. Benefit payments to participants or beneficiaries are recorded when paid.
Use of Estimates. The preparation of the Plan's financial statements, in conformity with accounting principles generally accepted in the United States of America (US GAAP), requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties. Through the Master Trust, the Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. These risks can be adversely impacted by shifts in the market's perception of the issuers, changes in interest rates, and global economic conditions. Due to the level of risk associated with certain investment securities, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. See Note 6 for discussion of risks and uncertainties related to derivatives.
Subsequent Events. In preparing the accompanying financial statements, the Plan evaluated events occurring from December 31, 2025 through the date the financial statements were issued and determined there were none to disclose.

NOTE 3 - SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
Through the Master Trust, the Plan invests in a stable value fund that invests in synthetic GICs with financial institutions. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an interest rate set each quarter by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior quarter credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. There are no reserves against contract value for credit risk.
Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) certain amendments to the Plan documents that adversely impact the stable value fund; (ii) introduction of an investment option that competes with the stable value fund; (iii) certain Plan sponsor events (e.g. a significant divestiture) that cause a significant withdrawal from the Plan; (iv) the failure of the trust to qualify for exemption from federal income taxes; or, (v) material breach of contract provisions. RTX does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at no less than contract value with participants, is probable. Certain events enable issuers to terminate their contracts with RTX and settle at an amount other than contract value. Under each contract, the Plan has the option to address and cure any such event within a specified period of time. RTX does not believe that the occurrence of any such event is probable.
Synthetic GICs held by the Master Trust were $11.9 billion and $10.1 billion at December 31, 2025 and 2024, respectively.
NOTE 4 - INVESTMENT IN MASTER TRUST
RTX has entered into a Master Trust agreement with the Trustee. The Plan purchases units of participation in the investment options based on its contribution to such options, in addition to income or loss the investment options may earn or sustain, less distributions made to the plan participants and plan expenses.
The Plan’s interest in the Master Trust represented 100% of the Master Trust’s net assets at December 31, 2025 and 2024. Although the Plan is the only participating plan in the Master Trust as of December 31, 2025 and 2024, the Company intends to keep the Master Trust for potential future acquired plans and file a Form 5500 for the Master Trust.

The following is a summary of the Master Trust financial information:
RTX SAVINGS PLAN MASTER TRUST
Statements of Net Assets
(Thousands of Dollars)

	December 31,
	2025	2024
Assets:
Investment at fair value:
Cash equivalents and short-term investments	$314,359	$302,024
Mutual funds and exchange traded funds	1,752,355	1,472,704
Common and preferred stock	31,844,027	27,919,563
Interest in real estate investment trusts	681,422	676,798
Other securities	32,159	44,981
Commingled index funds	10,655,745	9,381,092
RTX common stock	10,433,470	6,855,255
Total investments at fair value	55,713,537	46,652,417
Stable value fund investment contracts (at contract value)	11,946,126	10,090,388
Subtotal	67,659,663	56,742,805
Receivable for securities sold	—	1,512,810
Notes receivable from participants (1)	407,743	391,810
Total net assets	$68,067,406	$58,647,425
(1)    Presented separately on the Statements of Net Assets Available for Benefits.

RTX SAVINGS PLAN MASTER TRUST
Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2025
Additions:
Interest and dividend income	$1,169,306
Interest income on notes receivable from participants	30,704
Transfers in from participating plan for purchase of units	3,066,115
Net appreciation on fair value of investments	10,727,092
Total additions	14,993,217
Deductions:
Transfers out on behalf of participating plan for distributions	5,486,411
Master Trust administrative expense	86,825
Total deductions	5,573,236
Increase in net assets	9,419,981
Net assets:
Beginning of year	58,647,425
End of year	$68,067,406
NOTE 5 - FAIR VALUE OF INVESTMENTS IN THE MASTER TRUST
The Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. Classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;
Level 3 – unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following tables provide the investments in the Master Trust carried at fair value measured on a recurring basis as of December 31, 2025 and 2024:

	December 31, 2025
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling (2)	Total (1)
Short-term investments	$—	$117,634	$—	$—	$117,634
Mutual funds and exchange traded funds	1,752,355	—	—	—	1,752,355
Separate accounts:
Short-term investments	—	116,413	—	—	116,413
Common and preferred stock	31,844,027	—	—	—	31,844,027
Interest in real estate investment trusts	681,422	—	—	—	681,422
Other securities	32,159	—	—	—	32,159
RTX common stock	10,433,470	—	—	—	10,433,470
Commingled index funds	—	—	—	10,655,745	10,655,745
Total	$44,743,433	$234,047	$—	$10,655,745	$55,633,225

	December 31, 2024
(thousands of dollars)	Level 1	Level 2	Level 3	Not Subject to Leveling (2)	Total (1)
Short-term investments	$—	$120,021	$—	$—	$120,021
Mutual funds and exchange traded funds	1,472,704	—	—	—	1,472,704
Separate accounts:
Short-term investments	—	168,362	—	—	168,362
Common and preferred stock	27,919,563	—	—	—	27,919,563
Interest in real estate investment trusts	676,798	—	—	—	676,798
Other securities	44,981	—	—	—	44,981
RTX common stock	6,855,443	—	—	—	6,855,443
Commingled index funds	—	—	—	9,381,092	9,381,092
Total	$36,969,489	$288,383	$—	$9,381,092	$46,638,964
(1)     The tables above exclude $80 million and $14 million of net receivables due to the Master Trust for the Plan years ended December 31, 2025 and 2024, respectively.
(2)    Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total investments in the Master Trust, at fair value.
NOTE 6 – DERIVATIVES
The investment managers retained by RTX have discretion to invest Master Trust assets in derivative financial instruments to manage risk and achieve trading and cost efficiency when the underlying security may not be accessible at a reasonable transaction cost or may be impractical to invest in from an administrative perspective. These derivatives consist of interest rate futures and swaps contracts contained in assets wrapped by insurance companies and reported at contract value within the stable value fund and index futures contracts held within the managed separate accounts.
The following is a summary of the significant accounting policies associated with the Master Trust's use of derivatives valued at fair value.

Futures Contracts. The Master Trust uses fixed income and equity index and interest rate futures contracts to manage exposure to the market. Buying futures tends to increase the Master Trust's exposure to the underlying instrument. Selling futures tends to decrease the Master Trust's exposure to the underlying instrument held or offset the fair value of other fund investments. Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.
Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount (initial margin) equal to a certain percentage of the nominal value of the contract. Pursuant to the futures contract, the Master Trust agrees to receive from or pay to the Futures Commission Merchant (FCM) an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments are known as "variation margin" which are generally settled daily and are included in the net appreciation on fair value of investments. The Master Trust will record a variation margin receivable or payable in the Master Trust net assets for variation margins which have not yet been received or paid at the end of the year.
Futures contracts involve, to varying degrees, credit and market risks. The Master Trust enters into futures contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. Futures orders are executed on behalf of the Master Trust by FCM firms which determine margin requirements consistent with industry standards and the various rules and regulations of the exchanges on which trades occur. Initial and maintenance margin rates used in determining margin requirements may vary, but are established at levels no lower than those prescribed by U.S. Commodity Futures Trading Commission regulations. FCM relationships and operations (including treatment of customer capital and capital requirements) are overseen by both the investment managers and RTX. The daily settlement on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index or security.
There were no significant gains or losses on equity index futures contracts in the Master Trust Statement of Changes in Net Assets for the year ended December 31, 2025. During the year ended December 31, 2025, the average notional value of futures contracts was approximately $68 million.
NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN
Certain employees have historically received Company matching contributions as units in the RTX ESOP Fund through the leveraged ESOP until all remaining unallocated shares in the RTX ESOP Fund were fully allocated to participant accounts. Starting in the second half of 2024, the Company began funding the ESOP matching contributions as shares in the RTX Stock Fund on a non-leveraged basis. Under the non-leveraged basis, RTX treasury shares are utilized to fund the matching contributions and participants receive units of the RTX Stock Fund in the amount of their matching contribution at fair value on the date earned. The Company also expanded its use of matching contributions in shares under the ESOP to additional participants who previously received matching contributions in cash.
In 2025, participants were credited with matching contributions in the RTX Stock Fund of approximately $573 million representing approximately 4,004,000 shares. The RTX Stock Fund includes both employer matching contributions and participants' elective contributions made to the fund.
NOTE 8 - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
The Master Trust holds common shares of RTX, the Plan sponsor, and these qualify as exempt party-in-interest transactions.
The Plan invests in the RTX Stock Fund, which is comprised of a short-term investment fund component and shares of common stock of RTX. The unit values of the RTX Stock Fund are recorded and maintained by the Trustee. The total value of the Plan's interest in the RTX Stock Fund was approximately $6.8 billion and $4.3 billion at December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Plan purchased units of the RTX Stock Fund of approximately $1.0 billion including dividends and interest of approximately $0.2 billion, sold units of the RTX Stock Fund of approximately $1.0 billion, and had net appreciation on the RTX Stock Fund of approximately $2.5 billion.
The Plan invests in the RTX ESOP Fund, which is comprised of a short-term investment fund component and shares of common stock of RTX. The total investment of the Plan in the RTX ESOP Fund was approximately $3.7 billion and $2.6 billion at December 31, 2025 and 2024, respectively (see Notes 1 and 7). Unrealized appreciation of ESOP assets reached $3.6 billion and $2.4 billion in 2025 and 2024, respectively.
In addition, certain of the investment options are managed by State Street Investment Management (formerly known as State Street Global Advisors), an affiliate of the Trustee. Transactions in such investments qualify as exempt party-in-interest transactions. Notes receivable from participants transactions also qualify as exempt party-in-interest transactions.

NOTE 9 – PLAN TERMINATION
Although it has not expressed any intent to do so, RTX has the right under the Plan to discontinue its contributions at any time, and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
NOTE 10 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following are reconciliations of net assets available for benefits, and benefits paid from the financial statements, to the Form 5500:

	December 31,
(thousands of dollars)	2025	2024
Net assets available for benefits per the financial statements	$68,067,406	$58,647,425
Less: Amounts allocated to participant withdrawals	(6,407)	(10,537)
Net assets available for benefits per Form 5500	$68,060,999	$58,636,888

Year Ended
(thousands of dollars)	December 31, 2025
Distributions to participants or beneficiaries per the financial statements	$5,486,411
Add: Amounts allocated to participant withdrawals at December 31, 2025	6,407
Less: Amounts allocated to participant withdrawals at December 31, 2024	(10,537)
Distributions to participants or beneficiaries per Form 5500	$5,482,281
Amounts allocated to participant withdrawals are recorded on Form 5500, for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.
NOTE 11 – TAX STATUS
The Internal Revenue Service (IRS) determined and informed the Company by letter dated October 28, 2016 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.
US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2025 and 2024, the Company has analyzed the tax positions by the Plan and has concluded that there are no uncertain positions taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2022.

RTX SAVINGS PLAN
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	RTX Savings Plan Master Trust	Interest in Master Trust investment accounts	$—	$67,659,663,000
*	Plan Participants	Notes receivable from participants secured by participant balances, interest ranging from 3.25% to 10.5%, terms ranging from 1 year to 15 years	—	407,743,000
			$—	$68,067,406,000

*	Indicates an identified person known to be a party-in-interest to the Plan.

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RTX SAVINGS PLAN

Dated:	June 18, 2026	By:	[/s/] AMY L. JOHNSON
Amy L. Johnson
Senior Vice President and Controller
Principal Accounting Officer